

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 15, 2016

Via E-mail
John W. McRoberts
Chief Executive Officer and Chairman of the Board of Directors
MedEquities Realty Trust, Inc.
3100 West End Avenue, Suite 1000
Nashville, TN 37203

> **Re:** **MedEquities Realty Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed December 18, 2015**
> **File No. 333-206490**

Dear Mr. McRoberts:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2015 letter.

Distribution Policy, page 62

1.   We note your response to prior comment 2 and added disclosure. Given your response to prior comment 4 and additional disclosure herein as well as within your contractual obligations table indicating you expect to pay the $10 million earn-out for Kearny Mesa, please amend to include the portion of the $10 million earn-out payable within the next 12 months in calculating your estimated cash available for distribution.

Management

Executive Compensation, page 141

2.   Please update your executive compensation disclosure pursuant to Item 402 of Regulation S-K for the year ended December 31, 2015. Refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 117.05.

Consolidated Statement of Operations, page F-13

3.   Please amend to provide the unaudited financial statements for the comparable interim period of the preceding fiscal year (i.e., for the period from April 23, 2014 (inception) through September 30, 2014). Also provide such comparative financial statements for your consolidated statements of cash flows. Refer to Rule 10-01(c) of Regulation S-X.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: David P. Slotkin, Esq.
        Morrison & Foerster LLP